Exhibit 3.1

Execution Version

SECOND AMENDMENT TO

FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

EQM MIDSTREAM PARTNERS, LP

This Second Amendment (this “Amendment”) to Fourth Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), dated as of April 10, 2019, as amended by the First Amendment thereto, effective as of October 9, 2019 (as so amended, the “Partnership Agreement”), is hereby adopted effective as of February 26, 2020, by EQGP Services, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership.

RECITALS

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partners, subject to Section 5.11(b)(ii)(B), may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that the General Partner determines does not adversely affect the Limited Partners considered as a whole or any particular class or sub-class of Partnership Interests as compared to other classes or sub-classes of Partnership Interests in any material respect; and

WHEREAS, (i) Equitrans Midstream Corporation, a Pennsylvania corporation (“ETRN”), and EQT Corporation, a Pennsylvania corporation (“EQT Corp”), intend to enter into two share purchase agreements pursuant to which, among other things, (a) ETRN will purchase 4,769,496 shares of common stock, without par value, of ETRN (“ETRN Common Stock”) from EQT Corp in exchange for $45,492,032.14 in cash (the “Cash Share Repurchase”) and (b) ETRN will purchase 20,530,256 shares of ETRN Common Stock from EQT Corp in exchange for a cash payment of $6,830,932.95 (the “Cash Amount”) and a promissory note (the “Promissory Note”) in an aggregate principal amount representing the present value of certain potential rate relief (the “Debt Share Repurchase” and, together with the Cash Share Repurchase, the “Share Repurchase”) to be granted to EQT Corp pursuant to a Gas Gathering and Compression Agreement and a Fee Letter Agreement, each by and among EQM Gathering OpCo, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership, EQT Corp and certain of EQT Corp’s subsidiaries (together, the “Commercial Agreements”) and (ii) the Partnership proposes to enter into an assignment and assumption agreement (the “Assignment Agreement”) with EQT Corp pursuant to which EQT Corp will assign the Promissory Note to the Partnership in consideration of certain commercial terms, including potential reservation rates, contemplated in the Commercial Agreements; and

WHEREAS, the General Partner and the Partnership propose to enter into a series of transactions and agreements to simplify and streamline the ownership structure of the Partnership (such transactions, collectively, the “Simplification Transaction”), including the acquisition by ETRN of all of the publicly owned common units representing limited partner interests in the Partnership (the “Common Units”) through a merger transaction in which (i) LS Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of ETRN, will merge with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as an indirect wholly owned subsidiary of ETRN, and (ii) in connection with the Merger, the Common Units (other than Common Units owned by ETRN and its subsidiaries as of such time) will be exchanged for shares of ETRN Common Stock; and

WHEREAS, ETRN intends to repay and terminate its existing third-party credit agreements to facilitate the consummation of the Share Repurchase and the Simplification Transaction; and

WHEREAS, to implement the Share Repurchase and the Simplification Transaction, the Partnership intends to enter into a senior unsecured term loan agreement (the “Loan Agreement”) with ETRN pursuant to which ETRN will borrow an aggregate stated principal amount of up to $650,000,000.00 from the Partnership, as evidenced by a promissory note issued thereunder (the “Loan Note”); and

WHEREAS, the Partnership will receive benefits in consideration of the Partnership’s entry into the Loan Agreement (including, among other things, (i) that the resulting repayment and termination of ETRN’s existing third-party credit agreements will eliminate certain structural impediments to reaching the terms contemplated in, and realizing the potential long-term benefits of, the Commercial Agreements, as well as effecting the proposed Simplification Transaction, and (ii) the Partnership’s investment in and related receipt of interest payments from ETRN in connection with the Partnership’s receipt of the Loan Note thereunder on terms consistent with an “arms-length” transaction); and

WHEREAS, the Board of Directors (the “Board”) of the General Partner established a Conflicts Committee of the Board (the “Conflicts Committee”) to review and evaluate any potential conflicts of interest (the “Potential Conflicts”) that may exist or arise between the General Partner and certain of its affiliates, including ETRN, on the one hand, and the Partnership and the public holders of Common Units (the “Public Unitholders”), on the other hand, in connection with, among other things, the Simplification Transaction, the Partnership’s assumption of the Promissory Note from EQT Corp and the Partnership’s entry into the Loan Agreement and receipt of the Loan Note thereunder (collectively, the “Proposed Transactions”); and

WHEREAS, the Conflicts Committee has (i) determined that the Proposed Transactions are in the best interests of the Partnership Group and the Public Unitholders and (ii) approved the Proposed Transactions and the consummation of the transactions contemplated thereby, including the Simplification Transaction, the assumption of the Promissory Note and the entry into the Loan Agreement and the receipt of the Loan Note thereunder, on the terms set forth in the applicable agreements (the foregoing constituting “Special Approval” as defined in the Partnership Agreement); and

WHEREAS, the General Partner, acting in part based upon the receipt of such approval and recommendation of the Conflicts Committee, has (i) determined that this Amendment is in the best interests of the Partnership Group and the Public Unitholders and (ii) determined that the changes to the Partnership Agreement to be effected by this Amendment do not adversely affect the Limited Partners considered as a whole or any particular class or sub-class of Partnership Interests as compared to other classes or sub-classes of Partnership Interests in any material respect.

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement, pursuant to its authority under Section 13.1(d) of the Partnership Agreement, as follows:

1.	INTERPRETATION

This Amendment is made and delivered pursuant to the Partnership Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Partnership Agreement.

2.	AMENDMENTS TO PARTNERSHIP AGREEMENT

2.1       Section 1.1 of the Partnership Agreement is hereby amended to add each of the following definitions in its entirety in the appropriate alphabetical order:

“‘Loan Note’ means that certain promissory note, in an aggregate principal amount of up to $650,000,000.00, to be issued by ETRN to the Partnership pursuant to that certain Loan Agreement to be entered into by and between ETRN, as borrower, and the Partnership, as lender (the "Loan Agreement") (including any promissory note issued in replacement of the Loan Note on substantially the same terms and any amendment to the Loan Note extending the maturity thereof).”

“‘Promissory Note’ means that certain promissory note to be entered into by and between ETRN, as borrower, and EQT Corp, as lender, in an aggregate principal amount of up to $195,820,075.29 (including any promissory note issued in replacement of the Promissory Note on substantially the same terms and any amendment to the Promissory Note extending the maturity thereof), which Promissory Note shall be assigned to, and accepted by, the Partnership pursuant to an Assignment and Assumption Agreement to be entered into by and between EQT Corp and the Partnership.”

2.2       Section 7.6(b) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(b)    The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. Except for funds lent to ETRN pursuant to the Promissory Note and the Loan Note, no Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member). In accordance with the terms of the Promissory Note and the Loan Agreement, upon an Event of Default (as defined in the Promissory Note) or an Event of Default (as defined in the Loan Agreement), the General Partner and any of its Affiliates that own Common Units waive their right to receive distributions on Common Units from the Partnership to the extent set forth in, and in accordance with the terms of, the Promissory Note and the Loan Agreement.”

3.	GENERAL

3.1       Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Partnership Agreement remains unchanged and in full force and effect.

3.2       Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

 3.3       Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment which are valid, enforceable and legal.

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IN WITNESS WHEREOF, the General Partner has caused this Amendment to be duly executed as of the date first written above.

GENERAL PARTNER:

EQGP Services, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

Signature Page to Second Amendment to Fourth Amended and Restated

Agreement of Limited Partnership of EQM Midstream Partners, LP